                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the Month of November, 2006
                        Commission File Number: 33-99284

                                 STENA AB (PUBL)
                 (Translation of registrant's name into English)

                  MASTHUGGSKAJEN, SE-405 19 GOTHENBURG, SWEDEN
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

             Form 20-F............X             Form 40-F............

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(1):    ........................

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(7):    ........................

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934:

   Yes........................                 No........................X

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b):82-.            ........................

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:       November 29, 2006                 By:    /s/ Svante Carlsson
       ----------------------------

                                              Name:  Svante Carlsson
                                              Title: Chief Financial Officer and
                                                     Executive Vice President

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

                           FORWARD-LOOKING STATEMENTS

         This Form 6-K includes forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, Section 21E of the Securities
Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.
Some of these statements can be identified by terms and phrases such as
"anticipate," "should," "likely," "foresee," "believe," "estimate," "expect,"
"intend," "continue," "could," "may," "project," "plan," "predict," "will" and similar expressions and include references to assumptions that management believes are reasonable and relate to the future prospects, developments and business strategies. Such statements reflect the current views and assumptions with respect to future events and are subject to risks and uncertainties.

         Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors that could cause the actual results to differ materially from those expressed or implied in such forward-looking statements, include, but are not limited to:

-    changes in general economic and business conditions;
-    unanticipated changes in laws and regulations;
-    changes in currency exchange rates and interest rates;
-    risks incident to vessel operations, including discharge of pollutants;
-    introduction of competing products and services by other companies;
-    changes in trading or travel patterns;
-    increases of costs of operations or the inability to meet efficiency or cost reduction objectives;
-    changes in business strategy; and
-    other risk factors listed in the reports furnished to the Securities and
     Exchange Commission from time to time.

         The Company does not intend, and undertakes no obligation, to revise the forward-looking statements included in this Form 6-K to reflect any future events or circumstances. The actual results, performance or achievements could differ materially from the results expressed or implied by these forward-looking statements.

Table of Contents                                                           Page

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Income Statements for
the three month periods ended September 30, 2005 and September 30, 2006        3
and the nine month periods ended September 30, 2005 and September 30, 2006     4

Condensed Consolidated Balance Sheets as of
December 31, 2005 and September 30, 2006                                       5

Condensed Consolidated Statements of Cash Flow for
the nine month periods ended September 30, 2005 and September 30, 2006         6

Notes to Condensed Consolidated Financial Statements                         7-9

OPERATING AND FINANCIAL REVIEW                                             10-23

                                       2

                                    STENA AB AND CONSOLIDATED SUBSIDIARIES

                                   CONDENSED CONSOLIDATED INCOME STATEMENTS

                                                                              THREE MONTH PERIODS ENDED
                                                                     SEPTEMBER 30, 2005   SEPTEMBER 30, 2006
                                                                                    SEK        SEK         $
                                                                                    (in millions)

Revenues:
Ferry operations................................................                  3,123      3,123       427
Drilling........................................................                    435        779       107
         Net gain on sale of vessels............................                     --         --        --
                                                                                --------   --------  --------
         Total drilling.........................................                    435        779       107
Shipping........................................................                  1,006      1,107       151
         Net gain on sale of vessels............................                     --         86        12
                                                                                --------   --------  --------
         Total shipping.........................................                  1,006      1,193       163
Property........................................................                    467        502        69
         Net gain on sale of properties.........................                    254         18         2
                                                                                --------   --------  --------
         Total property.........................................                    721        520        71
Other...........................................................                    291        337        46
                                                                                --------   --------  --------
Total revenues..................................................                  5,576      5,952       814
                                                                                --------   --------  --------

Direct operating expenses:
Ferry operations................................................                 (1,995)    (1,880)     (257)
Drilling........................................................                   (274)      (384)      (53)
Shipping........................................................                   (804)      (829)     (113)
Property........................................................                   (168)      (189)      (26)
Other...........................................................                   (252)      (270)      (37)
                                                                                --------   --------  --------
Total direct operating expenses.................................                 (3,493)    (3,552)     (486)
                                                                                --------   --------  --------

Selling and administrative expenses.............................                   (450)      (551)      (75)
Depreciation and amortization...................................                   (459)      (963)     (132)
                                                                                --------   --------  --------

Total operating expenses........................................                 (4,402)    (5,066)     (693)
                                                                                --------   --------  --------

Income from operations..........................................                  1,174        886       121
                                                                                --------   --------  --------

Share of affiliated companies' results..........................                      7          7         1
                                                                                --------   --------  --------

Financial income and expense:
Dividends received..............................................                     12         13         2
Gain (loss) on securities, net..................................                    490        (14)       (2)
Interest income.................................................                    139        216        30
Interest expense................................................                   (351)      (442)      (61)
Foreign exchange gains (losses), net............................                     43        (99)      (14)
Other financial income (expense), net...........................                    (30)       (37)       (5)
                                                                                --------   --------  --------

Total financial income and expense..............................                    303       (363)      (50)
                                                                                --------   --------  --------

Minority interest...............................................                    (12)        (7)       (1)

Income before taxes.............................................                  1,472        523        71

Income taxes....................................................                    200         93        13
                                                                                --------   --------  --------

Net income......................................................                  1,672        616        84
                                                                                ========   ========  ========

                                        3

                                    STENA AB AND CONSOLIDATED SUBSIDIARIES

                                   CONDENSED CONSOLIDATED INCOME STATEMENTS

                                                                              NINE MONTH PERIODS ENDED
                                                                     SEPTEMBER 30, 2005   SEPTEMBER 30, 2006
                                                                                    SEK        SEK         $
                                                                                    (in millions)

Revenues:
Ferry operations................................................                  7,213      7,357     1,006
Drilling........................................................                  1,266      2,300       315
         Net gain on sale of vessels............................                     --      1,480       202
                                                                                --------   --------  --------
         Total drilling.........................................                  1,266      3,780       517
Shipping........................................................                  3,022      3,323       454
         Net gain on sale of vessels............................                     --        818       112
                                                                                --------   --------  --------
      Total shipping............................................                  3,022      4,141       566
Property........................................................                  1,425      1,475       202
         Net gain on sale of properties.........................                    524        142        19
                                                                                --------   --------  --------
         Total property.........................................                  1,949      1,617       221
Other...........................................................                    789      1,171       161
                                                                                --------   --------  --------
Total revenues..................................................                 14,239     18,066     2,471
                                                                                --------   --------  --------

Direct operating expenses:
Ferry operations................................................                 (5,160)    (4,885)     (668)
Drilling........................................................                   (824)    (1,142)     (156)
Shipping........................................................                 (2,164)    (2,532)     (346)
Property........................................................                   (576)      (628)      (86)
Other...........................................................                   (675)      (953)     (130)
                                                                                --------   --------  --------
Total direct operating expenses.................................                 (9,399)   (10,140)   (1,386)
                                                                                --------   --------  --------

Selling and administrative expenses.............................                 (1,313)    (1,502)     (205)
Depreciation and amortization...................................                 (1,314)    (1,898)     (260)
                                                                                --------   --------  --------

Total operating expenses........................................                (12,026)   (13,540)   (1,851)
                                                                                --------   --------  --------

Income from operations..........................................                  2,213      4,526       620
                                                                                --------   --------  --------

Share of affiliated companies' results..........................                     14         24         3
                                                                                --------   --------  --------

Financial income and expense:
Dividends received..............................................                     63         77        11
Gain (loss) on securities, net..................................                    992        417        57
Interest income.................................................                    386        593        81
Interest expense................................................                 (1,051)    (1,220)     (167)
Foreign exchange gains (losses), net............................                     26          7         1
Other financial income (expense), net...........................                    (78)      (105)      (15)
                                                                                --------   --------  --------

Total financial income and expense..............................                    338      (231)      (32)
                                                                                --------   --------  --------

Minority interest...............................................                    (18)       (14)       (2)

Income before taxes.............................................                  2,547      4,305       589

Income taxes....................................................                    (75)      (513)      (70)
                                                                                --------   --------  --------

Net income......................................................                  2,472      3,792       519
                                                                                ========   ========  ========

                                        4

                                    STENA AB AND CONSOLIDATED SUBSIDIARIES

                                    CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                      DECEMBER 31, 2005   SEPTEMBER 30, 2006
                                                                                    SEK        SEK         $
                                                                                    (in millions)

                                     ASSETS
Noncurrent assets:
Intangible assets...............................................                    806        780       107
Tangible fixed assets:
 Vessels........................................................                 13,585     10,938     1,496
 Construction in progress.......................................                  1,280      3,342       457
 Equipment......................................................                    626        772       106
 Property.......................................................                 17,275     17,932     2,452
                                                                                --------   --------  --------
Total tangible fixed assets.....................................                 32,766     32,984     4,511
                                                                                --------   --------  --------
Financial fixed assets:
Investment in affiliated companies..............................                    332        395        54
Investments in VIEs.............................................                  5,753      7,659     1,047
Marketable securities...........................................                  3,295      3,526       482
Other assets....................................................                  1,440      2,531       346
                                                                                --------   --------  --------
Total financial fixed assets....................................                 10,820     14,111     1,929
Total noncurrent assets.........................................                 44,392     47,875     6,547
                                                                                --------   --------  --------
Current assets:
Inventories.....................................................                    325        370        51
Trade debtors...................................................                  2,092      2,110       289
Other receivables...............................................                  1,156      2,976       407
Prepaid expenses and accrued income.............................                    890      1,418       194
Short-term investments..........................................                  2,213      1,868       255
Cash and cash equivalents.......................................                  3,744      1,011       138
                                                                                --------   --------  --------
Total current assets............................................                 10,420      9,753     1,334
                                                                                --------   --------  --------

Total assets....................................................                 54,812     57,628     7,881
                                                                                ========   ========  ========

                    STOCKHOLDERS' EQUITY AND LIABILITIES
Stockholders' equity:
Capital stock...................................................                      5          5         1
Reserves .......................................................                 15,127     18,491     2,528
                                                                                --------   --------  --------
Total stockholders' equity......................................                 15,132     18,496     2,529
                                                                                --------   --------  --------
   Minority interests...........................................                    131        143        20
Provisions:
   Deferred income taxes........................................                  1,517      2,026       277
   Pension liabilities..........................................                  1,882      1,791       245
   Other provisions.............................................                     46      1,041       142
                                                                                --------   --------  --------
Total provisions................................................                  3,445      4,858       664
                                                                                --------   --------  --------
Noncurrent liabilities:
   Long-term debt...............................................                 19,773     15,865     2,170
   Debt in VIEs.................................................                  4,844      6,693       915
   Senior notes.................................................                  4,821      4,405       602
   Capitalized lease obligations................................                  1,325      1,423       195
   Other noncurrent liabilities.................................                    286        479        66
                                                                                --------   --------  --------
Total noncurrent liabilities....................................                 31,049     28,865     3,948
                                                                                --------   --------  --------
Current liabilities:
   Short-term debt..............................................                    834        580        79
   Capitalized lease obligations................................                     40         39         5
   Trade accounts payable.......................................                    902      1,058       145
   Income tax payable...........................................                    198        202        28
   Other........................................................                    533        553        76
   Accrued costs and prepaid income.............................                  2,548      2,834       387
                                                                                --------   --------  --------
Total current liabilities.......................................                  5,055      5,266       720
                                                                                --------   --------  --------

Total stockholders' equity and liabilities......................                 54,812     57,628     7,881
                                                                                ========   ========  ========

                                        5

                                    STENA AB AND CONSOLIDATED SUBSIDIARIES

                                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

                                                                              NINE MONTH PERIODS ENDED
                                                                     SEPTEMBER 30, 2005   SEPTEMBER 30, 2006
                                                                                    SEK        SEK         $
                                                                                    (in millions)

NET CASH FLOWS FROM OPERATING ACTIVITIES:
Net income......................................................                  2,472      3,792       519
Adjustments to reconcile net income to net cash
   provided by in operating activities:
Depreciation and amortization...................................                  1,314      1,898       260
Share of affiliated companies' results..........................                    (14)       (24)       (3)
Gain on sale of property, vessels and equipment.................                   (527)    (2,445)     (335)
Gain on securities, net.........................................                   (992)      (417)      (57)
Unrealized foreign exchange (gains) losses......................                    141       (255)      (35)
Deferred income taxes...........................................                     20        494        68
Minority interest...............................................                     18         14         2
Other non cash items............................................                   (106)        43         6
Net cash flows from trading securities..........................                   (729)       666        91
Changes in assets and liabilities:
Receivables.....................................................                   (411)    (1,869)     (255)
Prepaid expenses and accrued income.............................                   (305)      (560)      (77)
Inventories.....................................................                    (68)       (46)       (6)
Trade accounts payable..........................................                     95        174        24
Accrued costs and prepaid income................................                    222        464        63
Income tax payable..............................................                     12          8         1
Other current liabilities.......................................                     75        430        58
                                                                                --------   --------  --------
Net cash provided by operating activities.......................                  1,217      2,367       324
                                                                                --------   --------  --------

NET CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets...................................                    (44)       (48)       (6)
Cash proceeds from sale of property, vessels and equipment......                  2,717      7,474     1,022
Capital expenditure on property, vessels and equipment..........                 (3,020)    (8,203)   (1,122)
Purchase of subsidiaries, net of cash acquired..................                   (518)         -         -
Investment in affiliated companies..............................                    (66)       (49)       (7)
Proceeds from sale of securities................................                    341      5,239       716
Purchase of securities..........................................                   (798)    (7,759)   (1,061)
Other investing activities......................................                     86         73        10
                                                                                --------   --------  --------
Net cash used in investing activities...........................                 (1,302)    (3,273)     (448)
                                                                                --------   --------  --------

NET CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of debt..................................                    961      5,186       709
Principal payments on debt......................................                 (1,283)      (560)      (77)
Net change in borrowings on line-of-credit agreements...........                    490     (5,846)     (799)
New capitalized lease obligations...............................                     --        157        21
Principal payments on capital lease obligations.................                    (30)       (30)       (4)
Net change in restricted cash accounts..........................                     27       (280)      (38)
Dividends paid..................................................                   (195)      (240)      (33)
Other financing activities......................................                     33       (103)      (14)
                                                                                --------   --------  --------
Net cash provided by/(used in) financing activities.............                      3     (1,716)     (235)
                                                                                --------   --------  --------

Effect of exchange rate changes on cash and cash equivalents....                     14       (111)      (15)
                                                                                --------   --------  --------

Net change in cash and cash equivalents.........................                    (68)    (2,733)     (374)

Cash and cash equivalents at beginning of period................                  2,380      3,744       512
                                                                                --------   --------  --------

Cash and cash equivalents at end of period......................                  2,312      1,011       138
                                                                                ========   ========  ========

                                        6

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1  BASIS OF PRESENTATION

         The accompanying condensed consolidated financial statements present the financial position and results of operations of Stena AB (publ) and its subsidiaries ("the Company") and have been prepared in accordance with Swedish
GAAP.

         The interim financial information included in the condensed consolidated financial statements is unaudited but reflects all adjustments
(consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. Interim results for the three months and nine months ended
September 30, 2006 are not necessarily indicative of the results to be expected for the full year.

         The condensed consolidated income statements for the three and nine months ended September 30, 2005 and the condensed consolidated statements of cash flows for the nine months ended September 30, 2005 have been restated for new accounting principles adopted in December 2005, referring to valuation of financial instruments to market values and full consolidation of two financial investments in VIE's.

         Solely for the convenience of the reader, the condensed financial statements for the most recent period have been translated into US dollars ($)
using the noon buying rate on September 30, 2006 of $1 = SEK 7.3127.

NOTE 2  SEGMENT INFORMATION

                                                             THREE MONTH PERIODS          NINE MONTH PERIODS
(SEK in millions)                                             ENDED SEPTEMBER 30,         ENDED SEPTEMBER 30,
                                                              2005          2006          2005          2006
                                                           --------      --------      --------     --------

Income from operations:
Ferry operations....................................           690           303           787           663
Drilling............................................           (34)          188          (108)          534
         Net gain on sale of vessels................            --            --            --         1,480
                                                           --------      --------      --------     --------
         Total drilling.............................           (34)          188          (108)        2,014
Shipping:   Roll-on/Roll-off vessels................            24             9            75            59
         Crude oil tankers..........................            63           149           437           386
         Other shipping.............................            (3)           (2)          (10)           (7)
         Net gain on sale of vessels................            --            86            --           818
                                                           --------      --------      --------     --------
        Total shipping..............................            84           242           502         1,256
Property............................................           217           231           616           603
         Net gain on sale of properties.............           254            18           524           142
                                                           --------      --------      --------     --------
         Total property.............................           471           249         1,140           745
Other...............................................           (37)          (96)         (108)         (152)
                                                           --------      --------      --------     --------

Total...............................................         1,174           886         2,213        4,526
                                                           ========      ========      ========     ========

                                                             THREE MONTH PERIODS          NINE MONTH PERIODS
(SEK in millions)                                             ENDED SEPTEMBER 30,         ENDED SEPTEMBER 30,
                                                              2005          2006          2005          2006
                                                           --------      --------      --------     --------

Depreciation and amortization:
Ferry operations....................................           208           710           604         1,122
Drilling............................................           150           152           425           477
Shipping:   Roll-on/Roll-off vessels................            33            26            94            80
            Crude oil tankers.......................            12             9            27            30
            Other shipping..........................             3             3             8             9
                                                           --------      --------      --------     --------
            Total shipping..........................            48            38           129           119
Property............................................            38            46           121           130
Other...............................................            15            17            35            50
                                                           --------      --------      --------     --------

Total...............................................           459           963         1,314         1,898
                                                           ========      ========      ========     ========

                                        7

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                                                                         NINE MONTH PERIODS
                                                                                         ENDED SEPTEMBER 30,
                                                                                         2005          2006
                                                                                      --------      --------

Capital expenditures:
Ferry operations....................................                                      322           323
Drilling............................................                                      875         5,823
Shipping:   Roll-on/Roll-off vessels................                                      268           344
            Crude oil tankers.......................                                      566           355
            Other shipping..........................                                       15             6
                                                                                      --------      --------
            Total shipping..........................                                      849           705
Property............................................                                      943         1,323
Other...............................................                                       31            29
                                                                                      --------      --------

Total...............................................                                    3,020         8,203
                                                                                      ========      ========

NOTE 3  STOCKHOLDERS' EQUITY

         Restricted reserves include both untaxed reserves (net of deferred taxes) and legal reserves. The legal reserves amounts to SEK 217 million and are not available for distribution as they are required to be held to meet statutory requirements in Sweden and other countries where group companies operate. The untaxed reserves may be distributed as dividends upon payment of the related taxes.

         The changes in stockholders' equity for the period December 31, 2005 to
September 30, 2006 are as follows:

                                                                                                 TOTAL
                                                    CAPITAL    RESTRICTED  UNRESTRICTED  STOCKHOLDERS'
                                                      STOCK      RESERVES      RESERVES         EQUITY
                                                    --------     ---------     ---------       --------

Balance at December 31, 2005....................          5           926        14,201         15,132
Transfers between reserves......................         --            14           (14)            --
Dividend paid...................................         --            --          (215)          (215)
Transfer to charitable trust....................         --            --           (25)           (25)
Revaluation of financial instruments............         --            --            39             39
Foreign currency translation adjustments .......         --            27          (442)          (415)
Other...........................................         --            --           188            188
Net income .....................................         --            --         3,792          3,792
                                                    --------      --------      --------       --------

Balance at September  30, 2006..................          5           967        17,524         18,496
                                                    ========      ========      ========       ========

NOTE 4  US GAAP INFORMATION

         The accompanying condensed consolidated financial statements have been prepared in accordance with Swedish GAAP which differs in certain significant respects from US GAAP. A description of differences between Swedish GAAP and US
GAAP which significantly affect the determination of net income and stockholders' equity of the Company is set forth in Note 31 to the Consolidated
Financial Statements included in the Company's Annual Report on Form 20-F. The following is a summary of the adjustments to net income and stockholders' equity that would have been required if US GAAP had been applied instead of Swedish
GAAP in the preparation of the condensed consolidated financial statements.

                                       8

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4  US GAAP INFORMATION, CONTINUED

                                                                  NINE MONTH PERIODS
                                                                  ENDED SEPTEMBER 30,
(SEK in millions)                                                 2005          2006
                                                               --------      --------

Net income under Swedish GAAP ......................             2,472         3,792

Adjustments to reconcile to US GAAP:
Disposal of assets..................................                61          (365)
Depreciation of properties..........................               (24)          (86)
Investments in securities............................             (888)           40
Financial instruments...............................             1,482          (629)
Purchase accounting Stena Line......................                26           102
Business combinations...............................                19            27
Pensions............................................                (5)            1
Deferred costs......................................                11            11
Capital lease transactions..........................                55           555
Others..............................................                12            33
Tax effect of US GAAP adjustments...................              (183)          (15)
                                                               --------      --------

Net income under US GAAP............................             3,038         3,466
                                                               ========      ========

                                                                 AS OF         AS OF
                                                               DEC 31,      SEPT 30,
                                                                  2005          2006
                                                               --------      --------

Stockholders' equity under Swedish GAAP ............            15,132        18,496

Adjustments to reconcile to US GAAP:
Disposal of assets..................................              (370)         (734)
Depreciation of properties..........................              (515)         (601)
Financial instruments...............................             1,822         1,098
Purchase accounting Stena Line......................              (330)         (228)
Business combinations...............................                48            75
Pensions............................................               (71)          (70)
Deferred costs......................................               (13)           (2)
Capital lease transactions..........................              (766)         (211)
Others..............................................               (56)          (23)
Tax effect of US GAAP adjustments...................                32            36
                                                               --------      --------

Stockholders' equity under US GAAP..................            14,913        17,836
                                                               ========      ========

         Capital lease transactions

         Under Swedish GAAP, the Company has recorded an impairment charge of
SEK 500 million during the three months ended September 30, 2006 related to the
HSS vessels. The impairment charge is included in depreciation and amortization in the accompanying condensed consolidated income statements. For US GAAP purposes, the impairment charge is reversed as the fair values of the HSS vessels exceed their carrying values.

         Comprehensive income

         The Company has adopted Statement of Financial Accounting ("SFAS") No.
130, "Reporting Comprehensive Income", which establishes standards for the reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income generally encompasses all changes in stockholders' equity (except those arising from transactions with the owners) and includes net income, net unrealized gains or losses on available for sale securities and foreign currency translation adjustments. Comprehensive income in accordance with US GAAP for the nine month periods ended September 30,
2005 and 2006 was SEK 4,114 million and SEK 2,999 million, respectively.

                                       9

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

                         OPERATING AND FINANCIAL REVIEW

         The Company generates revenue primarily from ferry operations, chartering out its owned, chartered-in and leased Roll-on/Roll-off vessels, tankers and drilling rigs, managing tankers, sales of vessels and from real estate rents. The period from June through September is the peak travel season for passengers in the ferry operations. Chartering activities are not significantly affected by seasonal fluctuations, but variations over the year may occur, among other things, as a consequence of vessel utilization rates, dry-docking and charter rates. Any sales or acquisitions of vessels, drilling rigs and real estate also have an impact on the results of each period.

HIGHLIGHTS OF THE FIRST NINE MONTHS OF 2006

         The two product tankers Stena Contest and Stena Concept which were delivered from the shipyard in the spring 2005 were sold to Arlington Tankers
Ltd in January 2006. Both tankers were chartered back for a period of three years. Pursuant to the agreement entered into in late 2005 with a Greek shipping company, the Company delivered the panamax tanker newbuildings Stena Compass and
Stena Compassion to their new owner in February and June 2006, respectively.
These tankers were chartered back for a period of two to three years.

         In April 2006, the Company sold the RoPax vessel Svealand to the Danish company DFDS Tor Line. The Company also entered into an agreement with the
Italian shipyard Visentini to acquire a RoPax vessel currently under construction, which is expected to be delivered in 2007.

         In March 2006, the Company ordered a second drillship of Stena DrillMAX type from the Samsung shipyard in Korea. The total investment is approximately
$630 million with expected delivery in mid 2008. At the end of March 2006, a five year finance lease agreement was entered into for the first drillship ordered in 2005. In May 2006, the Company sold the drilling rig Stena Dee to the
Norwegian company Songa Offshore for a net consideration of $267.3 million. The rig was chartered back to the Company through no later than 2008 to complete its present charter contract with Norsk Hydro.

         In August 2006, the Company took delivery of its first RoPax newbuilding from the Fosen shipyard in Norway. After final completion in
September 2006, the vessel was named the Stena Trader and is used by Stena Line on its Killingholme-Hook of Holland route.

         In August 2006, the tanker vessel Stena Arctica was sold to a joint venture company, owned equally by the Company and Neste Oil Oyj in Finland. The vessel is partly chartered back to the Company for a period of 10 years.

         In the nine months ended September 30, 2006, the Company acquired properties for approximately SEK 1 billion, mainly in Gothenburg, Stockholm and in the Netherlands. Properties were sold for approximately SEK 333 million.

SUBSEQUENT EVENTS

         In October 2006, a five year finance lease agreement was entered into for the second drillship ordered in March 2006. In October 2006, the Company also ordered a third drillship of Stena DrillMAX type from the Samsung shipyard in Korea. The total investment is approximately $700 million with expected delivery in June 2009.

         In early November 2006, the Company entered into a contract with Aker
Yards in Germany to build two Super Ferries to be used by Stena Line. The value of the contract is approximately EUR 400 million. Deliveries are scheduled for the first and third quarter of 2010. The contract includes options for two additional vessels of the same type.

                                       10

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

CURRENCY EFFECTS

         The Company's revenues and expenses are significantly affected, as reported in Swedish kronor (SEK), by fluctuations in currency exchange rates, primarily relative to the US dollar, the British pound and the Euro. The Company seeks to mitigate the impact of potential adverse foreign currency exchange fluctuations by matching, to the extent possible, revenues and expenses in the same currency. In addition, the Company enters into certain derivative financial instruments. Revenues in the ferry operations are mainly generated in SEK,
British pounds, Euro, Norwegian kronor and Danish kronor. Approximately 30% of the Company's total revenues are generated in US dollars and approximately 35%
are generated in SEK. Approximately 35% of the Company's total expenses are incurred in US dollars and approximately 30% are incurred in SEK. Although the
Company seeks to hedge the net effects of such fluctuations, the reported gross revenues and expenses are influenced by changes in the currency rates. The average exchange rates as used for consolidation purposes for revenues and expenses are as follows:

Average rates                     July-        July-      Change        January-      January-        Change
-------------                 September    September                   September     September
                                   2005         2006                        2005          2006
                                   ----         ----                        ----          ----

US$......................          7.71         7.35        (5)%            7.31          7.47            2%
British pound............         13.72        13.58        (1)%           13.46         13.58            1%
Euro.....................          9.38         9.26        (1)%            9.22          9.29            1%

         In addition, the Company's assets and liabilities are significantly affected, as reported in SEK, by fluctuations in currency exchange rates. The
Company seeks to mitigate the impact of potential adverse foreign currency exchange fluctuations by hedging certain of the currency exchange exposures with borrowings denominated in the same currency as the investment. In addition, the
Company enters into certain derivative financial instruments. Although the
Company seeks to hedge the net effects of such fluctuations, the reported assets and liabilities are influenced by changes in the currency rates. The exchange rates as used for consolidation purposes for assets and liabilities are as follows:

Closing rates                                                       December 31,   September, 30      Change
-------------                                                               2005            2006
                                                                            ----            ----

US$.............................................................          7.9525          7.3125        (8)%
British pound...................................................         13.7325         13.6650          --
Euro............................................................          9.4300          9.2665        (2)%

                                       11

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

      THREE MONTHS ENDED SEPTEMBER 30, 2006 COMPARED TO THREE MONTHS ENDED
                               SEPTEMBER 30, 2005

REVENUES

         Total revenues increased SEK 376 million, or 7%, in the three months ended September 30, 2006 to SEK 5,952 million from SEK 5,576 million in the three months ended September 30, 2005, as a result of increased operating revenues in most business segments and increased gains on sale of vessels, partly offset by decreased gains on sale of properties and the strengthening of the SEK against the US dollar.

         Ferry operations. Ferry revenues are primarily generated from ticket sales, freight haulage and on board spending. Revenues from ferry operations in the three months ended September 30, 2006 were SEK 3,123 million, the same as in the three months ended September 30, 2005. Revenues increased in the travel and freight business but were offset by decreased revenues generated from the onboard sales.

         Drilling. Drilling revenues consist of charter hires for drilling rigs.
Revenues from drilling operations increased SEK 344 million, or 79%, in the three months ended September 30, 2006 to SEK 779 million from SEK 435 million in the three months ended September 30, 2005, mainly due to new contracts at higher day rates for the Stena Tay and the Stena Clyde, which both also had offhire periods in the three months ended September 2005, partly offset by the strengthening of the SEK against the US dollar. The change in day rates reflects new charter contracts and the market conditions in effect at the time a charter is made in the particular geographic area.

         Shipping. Shipping revenues primarily represent charter hires for owned and chartered in vessels and management fees for vessels managed by the Company.
Revenues from shipping operations increased SEK 101 million, or 10%, in the three months ended September 30, 2006 to SEK 1,107 million from SEK 1,006 million in the three months ended September 30, 2005.

         Revenues from chartering out Roll-on/Roll-off vessels decreased SEK 37 million to SEK 82 million from SEK 119 million, or (31)%, mainly due to the sales of the RoPax vessels Pride of Aquitaine in October 2005 and Svealand in
April 2006.

         Revenues from crude oil tankers increased SEK 132 million, or 15%, in the three months ended September 30, 2006 to SEK 988 million from SEK 856 million in the three months ended September 30, 2005, mainly due to higher charter rates in the spot market. In the three months ended September 30, 2006, the Company operated an average of 40 tankers (chartered in or owned), the same as in the three months ended September 30, 2005.

         Net Gain on Sale of Vessels, Shipping. In the three months ended
September 30, 2006, gains of SEK 86 million were recorded on the sale of Stena
Arctica. In the three months ended September 30, 2005, no vessel sales were made.

         Property. Property revenues consist of rents for properties owned and management fees for properties managed by the Company. Revenues from property operations increased SEK 35 million, or 7%, in the three months ended September
30, 2006 to SEK 502 million from SEK 467 million in the three months ended
September 30, 2005, mainly related to increased number of properties and increased rents.

         Net Gain on Sale of Properties. In the three months ended September 30,
2006, gains of SEK 18 million were recorded on the sale of properties. In the three months ended September 30, 2005, gains of SEK 254 million were recorded.

         Other. Other revenues in the three months ended September 30, 2006 were
SEK 337 million, which includes SEK 149 million related to the garden center and flower business Blomsterlandet and SEK 187 million related to Envac, a company in the automated waste collection business acquired in May 2005. Other revenues in the three months ended September 30, 2005 were SEK 291 million, which includes SEK 121 million related to Blomsterlandet and SEK 170 million related to Envac.

                                       12

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

DIRECT OPERATING EXPENSES

         Total direct operating expenses increased SEK 59 million in the three months ended September 30, 2006 to SEK 3,552 million from SEK 3,493 million in the three months ended September 30, 2005, or 2%.

         Ferry operations. Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, fuel costs, vessel charter costs, commissions, package tour costs and other related costs. A significant portion of these costs are of a fixed nature and do not vary as a result of changes in our seasonal requirements. Direct operating expenses for ferry operations decreased SEK 115 million, or (6)%, in the three months ended September 30, 2006 to SEK 1,880 million from SEK 1,995 million in the three months ended September 30, 2005, mainly due to decreased costs of goods sold on vessels, commissions and package tour costs, partly offset by higher personnel costs. Direct operating expenses for the ferry operations for the three months ended September 30, 2006 was 60% of revenues, as compared to
64% for the three months ended September 30, 2005.

         Drilling. Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses from drilling operations increased SEK 110 million, or 40%, in the three months ended September 30, 2006 to SEK 384 million from SEK 274 million in the three months ended September 30, 2005. The increase is mainly due to higher expenses for the Stena Tay and the Stena Clyde, related to their new contracts in Nigeria and Australia, respectively, partly offset by the strengthening of the SEK against the US dollar. Direct operating expenses from drilling operations for the three months ended September 30, 2006 were 49% of drilling revenues, as compared to 63% for the three months ended September 30,
2005.

         Shipping. Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses from shipping operations increased SEK
25 million, or 3%, in the three months ended September 30, 2006 to SEK 829 million from SEK 804 million in the three months ended September 30, 2005.

         Direct operating expenses with respect to Roll-on/Roll-off vessels decreased by SEK 23 million, or (45)%, in the three months ended September 30,
2006 to SEK 28 million from SEK 51 million in the three months ended September
30, 2005, mainly due to a transfer of the Stena Trader to the ferry operation.
Direct operating expenses for Roll-on/Roll-off vessels for the three months ended September 30, 2006 were 34% of revenues, as compared to 43% for the three months ended September 30, 2005.

         Direct operating expenses associated with crude oil tankers increased
SEK 47 million, or 6%, in the three months ended September 30, 2006 to SEK 798 million from SEK 751 million in the three months ended September 30, 2005, mainly due to increased expenses resulting from higher market rates for chartered in vessels and bunker fuel costs, partly offset by the strengthening of the SEK against the US dollar. Direct operating expenses for crude oil operations for the three months ended September 30, 2006 were 81% of revenues, as compared to 88% for the three months ended September 30, 2005. Direct operating expenses for crude oil tankers include time-charter costs, which normally are fixed for periods between 6 months and up to 5 years in advance, while revenues in the spot market vary with each voyage.

         Property. Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses from property operations increased SEK 21 million, or 13%, in the three months ended September 30, 2006 to SEK 189 million from SEK 168 million in the three months ended September 30,
2005, mainly related to increased number of properties. Direct operating expenses from property operations in the three months ended September 30, 2006 were 38% of property revenues, and 36 % for the three months ended September 30,
2005.

         Other. Other direct operating expenses for the three months ended
September 30, 2006 were SEK 270 million, which includes SEK 143 million related to the garden center and flower business Blomsterlandet and SEK 127 million related to Envac, a company in the automated waste collection business acquired in May 2005. Other direct operating expenses for the three months ended
September 30, 2005 were SEK 252 million which includes SEK 123 million related to Blomsterlandet and SEK 123 million related to Envac.

SELLING AND ADMINISTRATIVE EXPENSES

         Selling and administrative expenses increased SEK 101 million, or 22%, in the three months ended September 30, 2006 to SEK 551 million from SEK 450 million in the three months ended September 30, 2005. The increase is partly related to costs of SEK 52 million referring to the acquisition bid of the
German/Danish ferry company Scandlines.

                                       13

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

DEPRECIATION AND AMORTIZATION

         Depreciation and amortization charges increased SEK 504 million in the three months ended September 30, 2006 to SEK 963 million from SEK 459 million in the three months ended September 30, 2005, of which SEK 500 million related to an impairment charge for the HSS vessels. The remaining increase mainly relates to depreciation for new vessels delivered and increased property holdings, partly offset by the effect of the sale of tankers, RoPax vessels and the drilling rig Stena Dee.

SHARE OF AFFILIATED COMPANIES' RESULTS

         Share of affiliated companies' results in the three months ended
September 30, 2006 refer to the Company's portion of the results of Wilh.
Sonessons AB (publ) and Ballingslov AB (publ). Share of affiliated companies'
results in the three months ended September 30, 2005 refer to the Company's portion of the results of Wilh. Sonessons AB (publ) only.

FINANCIAL INCOME AND EXPENSE, NET

         Financial income and expense, net decreased by SEK (666) million in the three months ended September 30, 2006 to SEK (363) million from SEK 303 million in the three months ended September 30, 2005.

         Net gain (loss) on securities in the three months ended September 30,
2006 was SEK (14) million, including net realized results on marketable debt and equity securities and investments in Variable Interest Entities (VIEs) as well as net unrealized results. Unrealized results for certain long-term investments, including the investments in the VIEs, are recorded directly to stockholders'
equity. Net gain (loss) on securities in the three months ended September 30,
2005 amounted to SEK 490 million.

         Interest income in the three months ended September 30, 2006 increased
SEK 77 million to SEK 216 million from SEK 139 million in the three months ended
September 30, 2005. This includes interest income related to the investments in
VIEs, which increased SEK 71 million to SEK 161 million from SEK 90 million, partly as the result of the investment in late 2005 in a new VIE.

         Interest expense for the three months ended September 30, 2006 increased SEK 91 million to SEK (442) million from SEK (351) million for the three months ended September 30, 2005. This includes interest expense for the debt in VIEs, which increased SEK 36 million to SEK 90 million from SEK 54 million, partly as a result of the investment in the new VIE.

         In the three months ended September 30, 2006, the Company had foreign exchange gains (losses), net of SEK (99) million, consisting of losses of SEK
(6) million from currency trading and losses of SEK (93) million from translation differences, mainly related to reversal of previously recorded gains on unhedged currency positions. In the three months ended September 30, 2005, the Company had foreign exchange gains (losses), net of SEK 43 million, consisting of gains of SEK 40 million from currency trading and gains of SEK 3 million from translation differences, including SEK 10 million related to the amortization of deferred finance charges.

         Other financial income (expense) of SEK (37) million for the three months ended September 30, 2006 includes SEK (10) million related to amortization of the deferred financing charges for senior notes, the $1 billion revolving credit facility, bank loans, capital lease obligations and investments in VIEs. Total other financial income (expense) for the three months ended
September 30, 2005 amounted to SEK (30) million.

INCOME TAXES

         Income taxes for the three months ended September 30, 2006 were SEK 93 million, consisting of current taxes of SEK 42 million and deferred taxes of SEK
51 million. Income taxes for the three months ended September 30, 2005 were SEK
200 million, all related to deferred taxes. The provision for income taxes is based upon the applicable tax rates in the various jurisdictions where revenues are generated.

                                       14

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

       NINE MONTHS ENDED SEPTEMBER 30, 2006 COMPARED TO NINE MONTHS ENDED
                               SEPTEMBER 30, 2005

REVENUES

         Total revenues increased SEK 3,827 million, or 27%, in the nine months ended September 30, 2006 to SEK 18,066 million from SEK 14,239 million in the nine months ended September 30, 2005, mainly as a result of gains on sale of vessels and increased operating revenues in almost all business segments, partly offset by decreased gains on sale of properties.

         Ferry operations. Ferry revenues are primarily generated from ticket sales, freight haulage and on board spending. Revenues from ferry operations increased SEK 144 million in the nine months ended September 30, 2006 to SEK
7,357 million from SEK 7,213 million in the nine months ended September 30,
2005, mainly due to higher revenues from the freight and travel business, partly offset by reduced revenues from the onboard sales due to lower volumes of passengers.

         Drilling. Drilling revenues consist of charter hires for drilling rigs.
Revenues from drilling operations increased SEK 1,034 million, or 82%, in the nine months ended September 30, 2006 to SEK 2,300 million from SEK 1,266 million in the nine months ended September 30, 2005, mainly due to new contracts at higher day rates for the Stena Tay and the Stena Clyde, which both also had offhire periods in the nine months ended September 2005. The change in day rates reflects new charter contracts and the market conditions in effect at the time a charter is made in the particular geographic area.

         Net Gain on Sale of Vessels, Drilling. In the nine months ended
September 30, 2006, gains of SEK 1,480 million were recorded on the sale of the drilling rig Stena Dee. In the nine months ended September 30, 2005, no vessel sales were made.

         Shipping. Shipping revenues primarily represent charter hires for owned and chartered in vessels and management fees for vessels managed by the Company.
Revenues from shipping operations increased SEK 301 million, or 10%, in the nine months ended September 30, 2006 to SEK 3,323 million from SEK 3,022 million in the nine months ended September 30, 2005.

         Revenues from chartering out Roll-on/Roll-off vessels decreased SEK 40 million to SEK 287 million from SEK 327 million, or (12)%, mainly due to the sale of the RoPax vessels Pride of Aquitaine in October 2005 and Svealand in
April 2006, partly offset by higher charter hire received for the Stena
Challenger and the Mont Ventoux.

         Revenues from crude oil tankers increased SEK 332 million, or 13%, in the nine months ended September 30, 2006 to SEK 2,930 million from SEK 2,598 million in the nine months ended September 30, 2005, mainly due to higher charter rates in the spot market. In the nine months ended September 30, 2006, the Company operated an average of 43 tankers (chartered in or owned), compared to an average of 42 tankers in the nine months ended September 30, 2005.

         Net Gain on Sale of Vessels, Shipping. In the nine months ended
September 30, 2006, gains of SEK 818 million were recorded on the sales of the
RoPax vessel Svealand and the tanker vessels Stena Contest, Stena Concept, Stena
Compass, Stena Compassion and Stena Arctica. In the nine months ended September
30, 2005, no vessel sales were made.

         Property. Property revenues consist of rents for properties owned and management fees for properties managed by the Company. Revenues from property operations increased SEK 50 million, or 4%, in the nine months ended September
30, 2006 to SEK 1,475 million from SEK 1,425 million in the nine months ended
September 30, 2005, mainly related to increased number of properties and increased rents.

         Net Gain on Sale of Properties. In the nine months ended September 30,
2006, gains of SEK 142 million were recorded on the sale of properties. In the nine months ended September 30, 2005, gains of SEK 524 million were recorded.

         Other. Other revenues in the nine months ended September 30, 2006 were
SEK 1,171 million, which includes SEK 614 million related to the garden center and flower business Blomsterlandet and SEK 555 million related to Envac, a company in the automated waste collection business acquired in May 2005. Other revenues in the nine months ended September 30, 2005 were SEK 789 million, which includes SEK 538 million related to Blomsterlandet and SEK 239 million to Envac.

                                       15

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

DIRECT OPERATING EXPENSES

         Total direct operating expenses increased SEK 741 million in the nine months ended September 30, 2006 to SEK 10,140 million from SEK 9,399 million in the nine months ended September 30, 2005, or 8%, mainly as a result of increased operating expenses in all operations except for the ferry operations.

         Ferry operations. Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, fuel costs, vessel charter costs, commissions, package tour costs and other related costs. A significant portion of these costs are of a fixed nature and do not vary as a result of changes in our seasonal requirements. Direct operating expenses for ferry operations decreased SEK 275 million, or (5)%, in the nine months ended September 30, 2006 to SEK 4,885 million from SEK 5,160 million in the nine months ended September 30, 2005, mainly due to decreased costs of goods sold on vessels, commissions and package tour costs, partly offset by higher personnel costs. Direct operating expenses for ferry operations for the nine months ended September 30, 2006 was 66% of revenues, as compared to 72% for the nine months ended September 30, 2005.

         Drilling. Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses from drilling operations increased SEK 318 million, or 39%, in the nine months ended September 30, 2006 to SEK 1,142 million from SEK 824 million in the nine months ended September 30, 2005. The increase is mainly due to higher expenses for the Stena Tay and the Stena Clyde, related to their new contracts in Nigeria and Australia, respectively. Direct operating expenses from drilling operations for the nine months ended September 30, 2006 were 50% of drilling revenues, as compared to 65% for the nine months ended September 30,
2005.

         Shipping. Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses from shipping operations increased SEK
368 million, or 17%, in the nine months ended September 30, 2006 to SEK 2,532 million from SEK 2,164 million in the nine months ended September 30, 2005.

         Direct operating expenses with respect to Roll-on/Roll-off vessels decreased by SEK 12 million, or (9)%, in the nine months ended September 30,
2006 to SEK 115 million from SEK 127 million in the nine months ended September
30, 2005, mainly due to a transfer of the Stena Trader to the ferry operation.
Direct operating expenses for Roll-on/Roll-off vessels for the nine months ended
September 30, 2006 were 40% of revenues, as compared to 39% for the nine months ended September 30, 2005.

         Direct operating expenses associated with crude oil tankers increased
SEK 379 million, or 19%, in the nine months ended September 30, 2006 to SEK
2,411 million from SEK 2,032 million in the nine months ended September 30,
2005, mainly due to increased expenses resulting from higher market rates for chartered in vessels and bunker fuel costs. Direct operating expenses for crude oil operations for the nine months ended September 30, 2006 were 82% of revenues, as compared to 78% for the nine months ended September 30, 2005.
Direct operating expenses for crude oil tankers include time-charter costs, which normally are fixed for periods between 6 months and up to 5 years in advance, while revenues in the spot market vary with each voyage.

         Property. Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses from property operations increased SEK 52 million, or 9%, in the nine months ended September 30, 2006 to
SEK 628 million from SEK 576 million in the nine months ended September 30,
2005, mainly related to maintenance and heating costs. Direct operating expenses from property operations in the nine months ended September 30, 2006 were 43% of property revenues, as compared to 40% for the nine months ended September 30,
2005.

         Other. Other direct operating expenses for the nine months ended
September 30, 2006 were SEK 953 million, which includes SEK 555 million related to the garden center and flower business Blomsterlandet and SEK 397 million related to Envac, a company in the automated waste collection business acquired in May 2005. Other direct operating expenses for the nine months ended September
30, 2005 were SEK 675 million which includes SEK 496 million related to
Blomsterlandet and SEK 174 million related to Envac.

                                       16

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

SELLING AND ADMINISTRATIVE EXPENSES

         Selling and administrative expenses increased SEK 189 million, or 14%, in the nine months ended September 30, 2006 to SEK 1,502 million from SEK 1,313 million in the nine months ended September 30, 2005, mainly due to expenses in
Envac, acquired in May 2005, together with increased personnel costs. The increase is also related to costs of SEK 52 million referring to the acquisition bid of the German/Danish ferry company Scandlines.

DEPRECIATION AND AMORTIZATION

         Depreciation and amortization charges increased SEK 584 million in the nine months ended September 30, 2006 to SEK 1,898 million from SEK 1,314 million in the nine months ended September 30, 2005, of which SEK 500 million related to an impairment charge of the HSS vessels. The remaining increase mainly refers to increased depreciation on drilling rigs after further investments in late 2005, together with depreciation for new vessels delivered and increased property holdings, partly offset by the effect of the sale of tankers, RoPax vessels and the drilling rig Stena Dee.

SHARE OF AFFILIATED COMPANIES' RESULTS

         Share of affiliated companies' results in the nine months ended
September 30, 2006 refer to the Company's portion of the results of Wilh.
Sonessons AB (publ) and Ballingslov AB (publ). Share of affiliated companies'
results in the nine months ended September 30, 2005 refer to the Company's portion of the results of Wilh. Sonessons AB (publ) only.

FINANCIAL INCOME AND EXPENSE, NET

         Financial income and expense, net decreased by SEK 569 million in the nine months ended September 30, 2006 to SEK (231) million from SEK 338 million in the nine months ended September 30, 2005.

         Net gain (loss) on securities in the nine months ended September 30,
2006 was SEK 417 million, including net realized results on marketable debt and equity securities and in VIEs as well as net unrealized results. Unrealized results for certain long-term investments, including the investments in the
VIEs, are recorded directly to stockholders' equity. Net gain (loss) on securities in the nine months ended September 30, 2005 amounted to SEK 992 million.

         Interest income in the nine months ended September 30, 2006 increased
SEK 207 million to SEK 593 million from SEK 386 million in the nine months ended
September 30, 2005. This includes interest income related to the investments in
VIEs, which increased SEK 173 million to SEK 430 million from SEK 257 million, partly as the result of the investment in late 2005 in a new VIE.

         Interest expense for the nine months ended September 30, 2006 increased
SEK 169 million to SEK (1,220) million from SEK (1,051) million for the nine months ended September 30, 2005. This includes interest expense for the debt in
VIEs, which increased SEK 111 million to SEK (240) million from SEK (351)
million, partly as a result of the investment in the new VIE.

         In the nine months ended September 30, 2006, the Company had foreign exchange gains (losses), net of SEK 7 million, consisting of losses of SEK (3)
million from currency trading and gains of SEK 10 million from translation differences. In the nine months ended September 30, 2005, the Company had foreign exchange gains (losses), net of SEK 26 million, all related to translation differences.

         Other financial income (expense) of SEK (105) million for the nine months ended September 30, 2006 includes SEK (32) million related to amortization of the deferred financing charges for senior notes, the $1 billion revolving credit facility, bank loans, capital lease obligations and investments in VIEs. Other financial income (expense) of SEK (78) million for the nine months ended September 30, 2005 including SEK (21) million related to amortization of deferred finance charges.

                                       17

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

INCOME TAXES

         Income taxes for the nine months ended September 30, 2006 were SEK
(513) million, consisting of current taxes of SEK (30) million and deferred taxes of SEK (483) million. Income taxes for the nine months ended September 30,
2005 were SEK (75) million, consisting of current taxes of SEK (54) million and deferred taxes of SEK (21) million. The provision for income taxes is based upon the applicable tax rates in the various jurisdictions where revenues are generated.

LIQUIDITY AND CAPITAL RESOURCES

         The liquidity requirements of the Company principally relate to servicing of debt, financing the purchase of vessels and other assets and funding working capital. The Company has in prior years met its liquidity requirements with cash on hand, cash flows from operations, borrowings under various credit facilities and refinancing arrangements. As of September 30,
2006, the Company had total cash and marketable securities of SEK 6,405 million as compared with SEK 9,252 million at December 31, 2005. The Company has also invested in three VIEs, whose purpose is to invest primarily in high yield securities and corporate bank loans.

         For the nine months ended September 30, 2006, cash flows provided by operating activities amounted to SEK 2,367 million as compared to SEK 1,217 million in the nine months ended September 30, 2005. For the nine months ended
September 30, 2006, cash flows used in investing activities amounted to SEK
3,273 million, including SEK (8,203) million related to capital expenditures.
For the nine months ended September 30, 2005, cash flows used in investing activities amounted to SEK (1,302) million. Capital expenditures during the nine months ended September 30, 2005 were SEK (3,020) million. Cash flows used in financing activities for the nine months ended September 30, 2006 amounted to
SEK (1,716) million, mainly relating to increased investments. For the nine months ended September 30, 2005, cash flows provided by financing activities amounted to SEK 3 million.

         Total construction in progress as of September 30, 2006 was SEK 3,342 million as compared to SEK 1,280 million at December 31, 2005. The remaining capital expenditure commitment for newbuildings on order as of September 30,
2006 include two drillships and one RoPax vessel and amounted to SEK 5,814 million, of which SEK 757 million is due during 2006, SEK 2,861 million is due during 2007 and the rest is due in 2008. The Company plans to finance the unpaid balance, together with additional expenses and financing costs, through cash from operations, existing revolving credit facilities, capital lease agreements, new bank loans or other financing arrangements.

         Total interest bearing debt as of September 30, 2006 was SEK 22,312 million excluding the debt in the VIEs as compared with SEK 26,793 million at
December 31, 2005. Interest bearing debt in the VIEs as of September 30, 2006 was SEK 6,693 million as compared with SEK 4,844 million at December 31, 2005.
Total debt decreased partly due to the strengthening of the closing rate of the
SEK against the US dollar and to a lesser extent the Euro. As of September 30,
2006, $134 million was utilized under the $1 billion revolving credit facility, of which $15 million was used for issuing of bank guarantees. As of December 31,
2005, a total of $859 million was utilized under this facility, of which $10 million was used for issuing of bank guarantees. Out of the $200 million 9 5/8%
Senior Notes due 2012, the Company had repurchased a total of $17.7 million principal amount as of December 31, 2005. In June 2006, the Company repurchased another $5.0 million principal amount of these Senior Notes.

         The Company believes that, based on current levels of operating performance and anticipated market conditions, cash flow from operations, together with other available sources of funds, including refinancings, will be adequate to make required payments of principal and interest on outstanding debt, to permit proposed capital expenditures, including newbuildings and other vessel acquisitions, and to fund anticipated working capital requirements.

                                       18

                     STENA AB AND CONSOLIDATED SUBSIDIARIES

                 OTHER FINANCIAL INFORMATION - RESTRICTED GROUP

         The Company issued $200 million 9 5/8% Senior Notes due 2012 on
November 27, 2002, $175 million 7 1/2% Senior Notes due 2013 on December 3, 2003 and $250 million 7% Senior Notes due 2016 on November 18, 2004 (collectively, the "Notes"). Restricted Group Data represents the selected consolidated financial information excluding the property business segment (other than three small properties) and three subsidiaries, Stena Finanzverwaltungs AG, Stena
Investment Luxembourg SARL and Stena Adactum AB, whose activities consist primarily of investing in securities and in companies outside the Company's traditional lines of business. The property operations are conducted through various subsidiaries. For purposes of the indentures under which the Notes were issued (the "Indentures"), the subsidiaries through which the property operations are conducted (other than the three small properties), together with
Stena Finanzverwaltungs AG, Stena Investment Luxembourg SARL and Stena Adactum
AB, are designated Unrestricted Subsidiaries, as defined in the Indentures, and, as a result, are not bound by the restrictive provisions of the Indentures.

           The following information is presented solely for the purpose of additional analysis for investors of the Company's results of operations and financial condition.

           Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 7.3127, the noon buying rate on September 30, 2006.

                                       19

                                    STENA AB AND CONSOLIDATED SUBSIDIARIES

                         CONDENSED CONSOLIDATED INCOME STATEMENTS -- RESTRICTED GROUP

                                                                              NINE MONTH PERIODS ENDED
                                                                     SEPTEMBER 30, 2005   SEPTEMBER 30, 2006
                                                                                    SEK        SEK         $
                                                                                    (in millions)

Revenues:
Ferry operations................................................                  7,213      7,357     1,006
Drilling........................................................                  1,266      2,300       315
         Net gain on sale of vessels............................                     --      1,480       202
                                                                                --------   --------  --------
         Total drilling.........................................                  1,266      3,780       517
Shipping........................................................                  3,022      3,323       454
         Net gain on sale of vessels............................                     --        818       112
                                                                                --------   --------  --------
         Total shipping.........................................                  3,022      4,141       566
Property........................................................                     24          6         1
         Net gain on sale of properties.........................                    126         56         8
                                                                                --------   --------  --------
         Total property.........................................                    150         62         9
Other...........................................................                      1         --        --
                                                                                      -         --        --
Total revenues..................................................                 11,652     15,340     2,098
                                                                                --------   --------  --------

Direct operating expenses:
Ferry operations................................................                 (5,160)    (4,885)     (668)
Drilling........................................................                   (824)    (1,142)     (156)
Shipping........................................................                 (2,164)    (2,532)     (346)
Property........................................................                     (9)        (3)       --
Other...........................................................                     (1)        --        --
                                                                                --------   --------  --------
Total direct operating expenses.................................                 (8,158)    (8,562)   (1,170)
                                                                                --------   --------  --------

Selling and administrative expenses.............................                 (1,136)    (1,244)     (171)
Depreciation and amortization...................................                 (1,166)    (1,726)     (236)
                                                                                --------   --------  --------

Total operating expenses........................................                (10,460)   (11,532)   (1,577)
                                                                                --------   --------  --------

Income from operations..........................................                  1,192      3,808       521
                                                                                --------   --------  --------

Financial income and expense:
Dividends received..............................................                     24         24         3
Gain (loss) on securities, net..................................                    744        103        14
Interest income.................................................                    159        268        37
Interest expense................................................                   (535)      (580)      (79)
Foreign exchange gains (losses), net............................                     26         23         3
Other financial income (expense), net...........................                    (29)       (41)       (6)
                                                                                --------   --------  --------

Total financial income and expense..............................                    389       (203)      (28)
                                                                                --------   --------  --------

Minority interest...............................................                     (1)        (1)       --

Income before taxes.............................................                  1,580      3,604       493

Income taxes....................................................                   (289)      (461)      (63)
                                                                                --------   --------  --------

Net income......................................................                  1,291      3,143       430
                                                                                ========   ========  ========

                                       20

                                    STENA AB AND CONSOLIDATED SUBSIDIARIES

                          CONDENSED CONSOLIDATED BALANCE SHEETS -- RESTRICTED GROUP

                                                                            DECEMBER 31,       SEPTEMBER 30,
                                                                                   2005             2006
                                                                                    SEK        SEK         $
                                                                                    (in millions)

                                     ASSETS
Noncurrent assets:
Intangible assets...............................................                    307        309        42
Tangible fixed assets:
 Vessels........................................................                 13,585     10,938     1,496
 Construction in progress.......................................                  1,280      3,342       457
 Equipment......................................................                    568        696        95
 Property.......................................................                  1,574      1,355       185
                                                                                --------   --------  --------
Total tangible fixed assets.....................................                 17,007     16,331     2,233
Financial fixed assets:
Marketable securities...........................................                    370        432        59
Intercompany accounts, noncurrent...............................                  1,826      3,737       511
Other assets....................................................                  3,559      4,830       661
                                                                                --------   --------  --------
Total financial fixed assets....................................                  5,755      8,999     1,231
Total noncurrent assets.........................................                 23,069     25,639     3,506
                                                                                --------   --------  --------
Current assets:
Inventories.....................................................                    229        259        35
Trade debtors...................................................                  1,714      1,732       237
Other receivables...............................................                  1,004      2,063       282
Intercompany accounts, current..................................                  1,882      1,399       191
Prepaid expenses and accrued income.............................                    587      1,094       150
Short-term investments..........................................                  1,369        636        87
Cash and cash equivalents.......................................                  3,608        533        73
                                                                                --------   --------  --------
Total current assets............................................                 10,393      7,716     1,055
                                                                                --------   --------  --------

Total assets....................................................                 33,462     33,355     4,561
                                                                                ========   ========  ========

                    STOCKHOLDERS' EQUITY AND LIABILITIES
Stockholders' equity:
Capital stock...................................................                      5          5         1
Reserves .......................................................                 13,551     16,399     2,242
                                                                                --------   --------  --------
Total stockholders' equity......................................                 13,556     16,404     2,243
                                                                                --------   --------  --------
Provisions:
   Deferred income taxes........................................                    247        732       100
   Pension provisions...........................................                  1,876      1,770       242
   Other provisions.............................................                     --        996       136
                                                                                --------   --------  --------
Total provisions................................................                  2,123      3,498       478
                                                                                --------   --------  --------
Noncurrent liabilities:
   Long-term debt...............................................                  7,974      3,299       451
   Senior notes.................................................                  4,821      4,405       602
   Capitalized lease obligations................................                  1,325      1,423       195
   Other noncurrent liabilities.................................                     91        445        61
                                                                                --------   --------  --------
Total noncurrent liabilities....................................                 14,211      9,572     1,309
Current liabilities:
   Short-term debt..............................................                    640        499        68
   Capitalized lease obligations................................                     40         39         5
   Trade accounts payable.......................................                    507        694        95
   Income tax payable...........................................                    139        142        19
   Other payables...............................................                    407        400        55
   Intercompany accounts, current...............................                     53         49         7
   Accrued costs and prepaid income.............................                  1,786      2,058       282
                                                                                --------   --------  --------
Total current liabilities.......................................                  3,572      3,881       531
                                                                                --------   --------  --------

Total stockholders' equity and liabilities......................                 33,462     33,355     4,561
                                                                                ========   ========  ========

                                       21

                                    STENA AB AND CONSOLIDATED SUBSIDIARIES

                      CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW -- RESTRICTED GROUP

                                                                              NINE MONTH PERIODS ENDED
                                                                     SEPTEMBER 30, 2005   SEPTEMBER 30, 2006
                                                                                    SEK        SEK         $
                                                                                    (in millions)

NET CASH FLOWS FROM OPERATING ACTIVITIES:
Net income......................................................                  1,291      3,143       430
Adjustments to reconcile net income to net cash
   provided by operating activities:
Depreciation and amortization...................................                  1,166      1,726       236
Gain on sale of property, vessels and equipment.................                   (129)    (2,354)     (322)
Gain on securities, net.........................................                   (744)      (103)      (14)
Unrealized foreign exchange (gains) losses......................                    122       (253)      (35)
Deferred income taxes...........................................                    244        474        65
Minority interest...............................................                      1          1        --
Other non cash items............................................                    235        (50)       (7)
Net cash flows from trading securities..........................                   (729)       999       137
Changes in working capital......................................                   (203)      (665)      (91)
                                                                                --------   --------  --------
Net cash provided by operating activities.......................                  1,254      2,918       399
                                                                                --------   --------  --------

NET CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets...................................                    (44)       (48)       (6)
Cash proceeds from sale of property, vessels and equipment......                    353      7,148       977
Capital expenditure on property, vessels and equipment..........                 (2,053)    (6,852)     (937)
Purchase of subsidiaries, net of cash acquired..................                   (756)        --        --
Sale of subsidiaries............................................                    325         --        --
Proceeds from sale of securities................................                     81         52         7
Purchase of securities..........................................                   (100)      (123)      (17)
Other investing activities......................................                    (30)        81        11
                                                                                --------   --------  --------
Net cash provided by/(used in) investing activities.............                (2,224)        258        35
                                                                                --------   --------  --------

NET CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of debt..................................                    147      1,338       183
Principal payments on debt......................................                   (775)      (205)      (28)
Net change in borrowings on line-of-credit agreements...........                  1,272     (5,999)     (820)
New capitalized lease obligation................................                     --        157        21
Principal payments on capital lease obligations.................                    (31)       (30)       (4)
Net change in restricted cash accounts..........................                     27       (165)      (23)
Intercompany accounts...........................................                   (648)      (863)     (118)
Dividends paid..................................................                   (195)      (240)      (33)
Other financing activities......................................                     39       (135)      (18)
                                                                                     --      -----      ----
Net cash used in financing activities...........................                   (164)    (6,142)     (840)
                                                                                --------   --------  --------

Effect of exchange rate changes on cash and cash equivalents....                     13       (109)      (15)
                                                                                --------   --------  --------

Net change in cash and cash equivalents.........................                 (1,121)    (3,075)     (421)

Cash and cash equivalents at beginning of period................                  2,304      3,608       494
                                                                                --------   --------  --------

Cash and cash equivalents at end of period......................                  1,183        533        73
                                                                                ========   ========  ========

                                       22

                                    STENA AB AND CONSOLIDATED SUBSIDIARIES

                      CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW -- RESTRICTED GROUP

                                                                              NINE MONTH PERIODS ENDED
                                                                     SEPTEMBER 30, 2005   SEPTEMBER 30, 2006
                                                                                    SEK        SEK         $
                                                                                    (in millions)

  OTHER DATA:

  Adjusted EBITDA..................................                               2,516       4,365      597
                                                                                --------   --------  --------

Adjusted EBITDA is defined as income from operations plus cash dividends received from affiliated companies, interest income, depreciation and amortization, minority interest and non-cash charges minus aggregate gains on vessel dispositions to the extent such gains exceed 25% of Adjusted EBITDA net of all such gains. Information concerning Adjusted EBITDA is included because it conforms with the definition of Consolidated Cash Flow in the indentures governing our Senior Notes. Adjusted EBITDA is not a measure in accordance with
Swedish GAAP or US GAAP and should not be used as an alternative to cash flows or as a measure of liquidity and should be read in conjunction with the condensed consolidated statements of cash flows contained in our condensed consolidated financial statements included elsewhere herein.

The computation of Adjusted EBITDA and reconciliation to net cash provided by operating activities is presented below:

                                                                              NINE MONTH PERIODS ENDED
                                                                     SEPTEMBER 30, 2005   SEPTEMBER 30, 2006
                                                                                    SEK        SEK         $
                                                                                    (in millions)

  Income from operations.....................................                     1,192      3,808      521
  Adjustments:
  Interest income............................................                       159        268       37
  Depreciation and amortization..............................                     1,166      1,726      236
  Minority interest..........................................                        (1)        (1)      --
  Excess gain on vessel disposition..........................                        --     (1,436)    (197)
                                                                                --------   --------  --------
  Adjusted EBITDA............................................                     2,516      4,365      597
  Adjustments:
  Remaining gain on sale of property, vessels and equipment..                      (129)      (918)    (126)
  Net cash flows from trading securities.....................                      (729)       999      137
  Interest expense...........................................                      (535)      (580)     (79)
  Foreign exchange (gains) losses............................                       148       (230)     (32)
  Other non cash items.......................................                       235        (50)      (7)
  Changes in working capital.................................                      (203)      (665)     (91)
  Other items................................................                       (49)        (3)      --
                                                                                --------   --------  --------
  Net cash provided by operating activities..................                     1,254      2,918      399

                                       23